P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

May 30, 2024
Ms. Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
                             Re: Vanguard CMT Funds (the "Trust")
                             File No. 333-111362
                             Post-Effective Amendment No. 36 – Vanguard Market Liquidity Fund and Vanguard Municipal
                             Low Duration Fund

Dear Ms. Larkin,

This letter responds to your comments provided to us via a telephone call on May 2, 2024, to the above referenced post-effective amendment that was filed with the Commission on March 19, 2024. In this letter, Vanguard Market Liquidity Fund and Vanguard Municipal Low Duration Fund, each a series of the Trust, will be referred to as the "Fund," or collectively, the "Funds."

Vanguard Market Liquidity Fund Prospectus:

Comment 1: Fund Summary – Principal Investment Strategies

Comment:	The Fund's fundamental policy to concentrate its investments in the securities of issuers whose principal business activities are in the same industry or group of industries within the financial services sector has been removed. Please confirm that this change was approved by a vote of the shareholders of the Fund.
Response:	We confirm that this change was approved by the shareholders of the Fund via a unanimous written consent of the shareholders of the Fund in April 2024.
Comment 2:	Fund Summary – Principal Investment Strategies
Comment:	In the second paragraph of this section, the prospectus defines "U.S. government securities or cash" collectively as government securities. Please consider clarifying the definition to match Section 2(a)(16) of the Investment Company Act of 1940, as amended.
Response:	The disclosure has been revised in accordance with this comment.
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P.O. Box 2600
Valley Forge, PA 19482
jane_hongshissler@vanguard.com
Comment 3:	Fund Summary – Annual Total Returns
Comment:	In the first paragraph of this section, please include the following disclosure:
"Prior to [insert date], the Fund operated as an institutional prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitation had been in effect during the period prior to the Fund's conversion to a government money market fund."
Response:	The disclosure has been revised in accordance with this comment.
Comment 4:	Investing in Money Market Funds – Vanguard Market Liquidity Fund
Comment:	In the third paragraph of this section, please consider removing the following phrase: ". . . does not currently intend to voluntarily implement liquidity fees."
Response:	The disclosure has been revised in accordance with this comment.
Comment 5:	Investing in Money Market Funds – Vanguard Market Liquidity Fund
Comment:	In the fourth paragraph of this section describing the discretionary liquidity fee, please consider adding disclosure regarding any specific notice provisions to shareholders upon the imposition of a discretionary liquidity fee.
Response:	The Fund has adopted written guidelines regarding the discretionary liquidity fee and will notify shareholders in a reasonable timeframe and manner should the board of trustees of the Fund determine that imposing such a fee would be in the best interest of the Fund.
Comment 6:	Dividends, Capital Gains, and Taxes – Basic Tax Points
Comment:	In the sixth bullet point of this section, please consider updating or removing the language regarding the "transition to a floating NAV."
Response:	The disclosure has been revised in accordance with this comment.
Vanguard Municipal Low Duration Fund Prospectus:
Comment 7:	Fund Summary – Principal Investment Strategies
Comment:	In this section, please explain the Fund's definition of duration in the summary and statutory prospectuses, tie it to the current disclosure so that an investor understands how duration relates to the strategies, and provide a brief example. We provide here some suggested language: “Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of ‘3’ means that a security’s price would be expected to decrease by approximately

P.O. Box 2600

Valley Forge, PA 19482

jane_hongshissler@vanguard.com

3% with a 1% increase in interest rates."

Response:	The disclosure has been revised in accordance with this comment and with a definition of "duration" that the Vanguard funds have previously utilized.

Statement of Additional Information:

Comment 8: Purchase and Redemption of Shares – Redemption of Shares

Comment:	In the second paragraph, please consider updating the following sentence for the new rule to reflect the mandatory fee versus the discretionary fee: "In addition, in accordance with Rule 2a-7 under the 1940 Act, the board of trustees of a retail or institutional money market fund may implement a liquidity fee, if such a fee is determined to be in the best interest of the Fund."
Response:	The disclosure has been revised in accordance with this comment and to conform to the disclosure of other Vanguard money market funds.
Part C:
Comment 9:	Item 28 - Exhibits
Comment:	With respect to Exhibit (a), which states that the Amended and Restated
Agreement and Declaration of Trust are to be filed by amendment, please provide an explanation of any amendments or changes to this document.
Response:	Confirming that the only change to the document is to reflect the change of name of the Vanguard Municipal Low Duration Fund.

Please contact me at jane_hongshissler@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Jane Hong Shissler

Jane Hong Shissler

Associate General Counsel

The Vanguard Group, Inc.

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